

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2011

Via E-mail
José Antonio Álvarez
Chief Financial Officer
Banco Santander, S.A.
Ciudad Grupo Santander
28660 Boadilla del Monte
Madrid, Spain

>   **Re: Banco Santander, S.A.**
>   **Form 20-F for Fiscal Year Ended December 31, 2010**
>   **Filed June 6, 2011**
>   **Form 6-K filed August 1, 2011**
>   **File No. 001-12518**

Dear Mr. Álvarez:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2010

Risk Factors, page 13

Some of our business is cyclical and our income may decrease…, page 13

1.   Please provide more descriptive disclosure to be included in future filings that identifies your products and services whose levels of income depend on the strength of the economies in the regions where you operate. Please provide quantitative disclosure of the impact to your profit by geographical area.

The possibility of the moderate economic recovery returning…, page 14

2.   Please revise to quantify in this risk factor the amount of your gross sovereign debt exposure to Spain, Portugal, Greece, Italy and Ireland.

Changes in the regulatory framework in the jurisdictions where we operate…, page 18

3.   Please revise your disclosure in this risk factor to clarify how the enhanced regulation that you discuss presents material risks to you. For example, please revise this risk factor to explain the "more restrictive conditions" imposed by the Bank of Spain's Circular 9/2010 and how the amended rules will impact your business specifically. Furthermore, please ensure that your revised disclosure clarifies the impact that the Dodd-Frank legislation will have on your United States operations (e.g., whether Sovereign Bank will be negatively impacted by the Durbin Amendment's cap on debit card transaction fees).

Credit, market and liquidity risks may have an adverse effect on our credit ratings…, page 20

4.   Please expand your disclosure in this risk factor to quantify the likely effect a one and two notch downgrade in credit rating would have on your borrowing costs and your collateral obligations under derivative contracts.

Business Overview, page 34

5.   In future filings, please ensure that you disclose the reasons underlying significant changes in profit and return on equity for your business operating units. For example, we note your disclosure on page 36 that profits attributable to the Santander Branch Network and to Banesto declined by 38% and 43.2%, respectively, in 2010 compared to 2009, but that you did not disclose the reasons for these changes. In your response, please provide sample disclosure that is responsive to this comment as it would have appeared in your 2010 Form 20-F.

Exposure to sovereign counterparties by credit rating, page 58

6.   We note your disclosure of sovereign risk exposure to the sovereign entities of Ireland, Greece, Portugal and Spain here and on page 253, which includes exposure to Italy. We also note your disclosure of private and sovereign debt issued by origin of the issuer in Note 7, and your disclosure of gross credit risk exposure in Note 54. Please revise your disclosure in future filings either here or in Note 54 to expand your tabular disclosure to address all of your exposure to each of these countries, separately, in terms of private and sovereign institutions, including Italy, and address the following:

    •   Disclose whether the loan exposures in your disclosure are inclusive of credit derivatives purchased or if any credit derivatives (including both credit derivatives purchased and sold) are reported in the derivatives and repos (CRE) column. Also, please revise your table to provide disclosure of the gross exposure and separately disclose the notional and fair value of any credit protection purchased.

- Additionally, please indicate whether you have sold credit protection on any sovereign exposures related to these entities, and if so, please disclose the notional and fair value amount of credit protection sold by country.

- Please clarify for us whether your derivatives exposure (trading and hedging) to each of these private and sovereign entities is included in the tabular disclosure on a gross or net basis. If your exposure is presented on a net basis, please revise your disclosure in future filings to present both the gross and net exposure.

- If your disclosure presents your credit risk net of any collateral, please revise future filings to disclose those amounts separately.

- Clarify whether your tabular disclosure includes all off-balance sheet exposure to these private and sovereign entities, including financial guarantees, and any other contingent exposures.

Movements in Allowances for Credit Losses, page 67

7.   We note your disclosure of the net charge-offs to average loans ratio. It appears that you disclosed the total ratio as the sum of the ratios for borrowers in Spain and outside Spain. We believe that the "total" ratio should be calculated as a percentage of the total portfolio. In this regard, it appears that this ratio is 1.37% for 2010, 1.33% for 2009, and so on. Please revise your disclosure of these ratios in future filings accordingly, or advise.

Impaired Balance Ratios, page 73

8.   We note your disclosure on page 74 that Spain and Portugal still required higher provisions in 2010 because of the increase in bad loans and the review carried out by the Bank of Spain to determine the provisions for credit risk after taking into account the experience from recent years and the current economic situation. However, we note your provision for borrowers in Spain included in the table on page 67 decreased in 2010 as compared to 2009. Please expand your disclosure on page 74 in future filings to more clearly address the underlying reasons for a declining provision and a declining allowance for borrowers in Spain in light of the tabular disclosure on page 67. Please include a discussion of how you considered trends in your portfolio such as increasing charge-offs and impaired loans (per page 70) in your disclosure. Please also provide expanded disclosure of the impact of the findings of the Bank of Spain on your estimate of loan losses.

Supervision and Regulation, page 81

United States Supervision and Regulation, page 91

9.   We note your disclosure on page 18 regarding the Dodd-Frank Wall Street Reform and
        Consumer Protection Act provisions, including prohibitions on your engaging in certain
        proprietary trading activities and restricting your ownership of, investment in, or
        sponsorship of hedge funds and private equity funds. Please tell us whether you have
        conducted an analysis of what you believe the potential effects of the Volcker Rule will
        be on your operations and whether you believe it could have a material effect. Also, to
        the extent reasonably known, in future filings please quantify the amount of historical
        proprietary revenues which you believe could be subject to restrictions once the
        rulemaking is finalized.

Item 5. Operating and Financial Review and Prospects, page 94

Critical Accounting Policies, page 94

Business Combinations and goodwill, page 100

10.   Please revise your future filings to include disclosure of the most significant assumptions
        used to determine the fair value of your cash generating units for the purposes of
        evaluating whether goodwill is impaired. Please discuss the degree of uncertainty related
        to these assumptions and any potential changes that may cause you to record impairment
        through the income statement in the future. For those cash generating units where the fair
        value of the cash generating unit is at or near your cost basis, please disclose the amount
        or percentage by which the fair value exceeds the cost basis as of the date of the most
        recent test.

Income Tax, page 112

11.   We note the volatility in your effective income tax rates here and in Note 27.
        Specifically, the rate increased from 11.5% in 2009 to 24.3% in 2010, and it appears that
        the majority of that volatility is due to the effect of different tax rates. Please revise your
        disclosure in future filings to discuss the underlying causes for such volatility, and
        disclose the tax rates in each material jurisdiction that is driving the changes.

Results of Operations by Business Areas, page 113

Continental Europe, page 113

12.   We refer to your disclosure on page 114 that the strong increase in impairment losses on
        financial assets in 2010 resulted from the Bank of Spain's review pursuant to
        Circular 4/2004. Please provide proposed disclosure to be included in future filings that

describes the review and specifies how the provisions for credit risk were impacted as a result.

F. Tabular disclosure of contractual obligations, page 136

13.   We note that you have not included some of your long-term obligations within the contractual obligations table. For example, it would appear that your insurance contract liabilities of EUR 10.4 billion represent future cash obligations. We also note that you do not include derivatives in your disclosure. We believe the inclusion of these liabilities in the contractual obligation table will provide investors more transparent disclosure of your long term liquidity requirements. As such, please revise your contractual obligation table in future filings to include the expected settlement of your insurance contracts and the fixed interest rate payments on your interest rate swaps and other similar derivatives with fixed payments.

Credit Exposure in Spain, page 235

b. Analysis of the mortgage portfolio of individual customers, page 236

14.   We note your disclosure of loans with and without mortgage guarantees in Spain. Please revise your disclosure in future filings to clarify the nature of such mortgage guarantees, including whether the guarantee is represented by collateral or by insurance from a third party insurer or government agency.

15.   You disclose LTV ratios for your mortgage loans in Spain on page 237. Additionally, the ratios disclosed on page 245 related to loans in the UK appear to relate only to loans originated during 2010. We also note that your losses on foreclosed assets and assets acquired in 2010 and 2009 were EUR 298 million and EUR 1.35 billion, which appear to be significant as a percentage of foreclosed assets sold, as disclosed on page 75. Please address the following in your future filings:

- Please revise your disclosure to clarify if these ratios reflect the LTV upon origination or have been updated since origination. If they have not been updated, please clearly disclose that fact, and if they have been updated, please disclose the date as of which appraisals were obtained to compute the LTV ratios.

- If you do not update appraisals, describe any adjustments you make to the appraised values as a result of outdated appraisals.

- Please discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses and impairments on foreclosed properties and assets acquired related to both domestic and foreign properties.

Statistical Tools for Measuring and Managing Market Risk, page 269

1.1 VaR Model, page 270

16.   We note your disclosure regarding your VaR methodology, including your disclosure on page 278 that in 2009 and 2010 there were no exceptions of VaR at 99% (days when the daily loss was higher than the VaR), and we note footnote three on that page that indicates the exceptions exclude intraday results and commissions. Please expand your disclosure in future filings to address the following:

- Given your 99% confidence interval, we note your disclosure on page 270 indicates that you would expect to exceed daily VaR 1% of the time, or approximately three days per year. Please tell us about any evaluation or analysis performed to validate the appropriateness of your model in light of the fact that it is not performing as statistically predicted (i.e., there were no exceptions of VaR in 2009 and 2010).

- We note your disclosure on page F-211 that you use the following day prices for back testing the accuracy of your VaR results for the previous day. Please tell us why you use the prices for the following day and not the prices actually in place on the day for which you are performing back testing.

- Address any changes you made, or plan to make, to your VaR methodology or assumptions during the periods presented.

G. Market Risk: VaR Consolidated Analysis, page 290

17.   We note your disclosure of trading and non-trading VaR, as well as a diversification effect on consolidated VaR. Please revise your disclosure in future filings to discuss the rationale of the diversification effect, including how it is calculated. Also, please expand your disclosure to provide more clarity about how the results of the VaR estimates for the individual risks disclosed on page 291 relate to the total daily VaR estimates disclosed on page 290. For example, the sum of the non-trading and diversification effect line items in each of your individual VaR estimates for interest rate risk, exchange rate risk, and equity price risk do not exactly equal the non-trading line in the consolidated VaR. Finally, for the purposes of informing a reader of the extensiveness of your VaR model, please consider disclosing the number of factors you utilize when calculating VaR.

Index to Financial Statements, page 305

Consolidated Income Statements, page F-3

18.   Please revise your disclosure in future filings to round your earnings per share to the nearest cent, in order to not imply a greater degree of precision than exists.

Consolidated Statements of Cash Flows, page F-8

19.   We note that you classify changes in available-for-sale financial assets and financial
       liabilities at amortized cost, which appears to include marketable debt securities or bonds
       and debentures, in operating activities. We also note your disclosure on page F-56 that
       investing activities includes other investments not included in cash and cash equivalents.
       Please tell us how you concluded that it was appropriate to classify these items as
       operating cash flows. Discuss the nature of these items in additional detail and tell us
       how these instruments are used in your operations. Refer to paragraphs 16-17 of IAS 7.

Notes to the Consolidated Financial Statements, page F-9

1. Introduction, basis of presentation of the consolidated financial statements…, page F-9

h) Comparative information, page F-19

20.   We note your disclosures on page F-20, as well as on page 124, that describe certain
       gains and losses recorded in your Income Statement as extraordinary. We also note a
       similar disclosure regarding the charge recorded related to Payment Protection Insurance
       in your Form 6-K filed August 1, 2011. These disclosures appear to describe infrequent
       transactions so that a reader may understand the impact the transactions have had on your
       operating results during the periods presented. Paragraph 87 of IAS 1 indicates that an
       entity should not present any items of income or expense as extraordinary in the income
       statement or in the Notes. In this regard, please either remove these disclosures, or refer
       to these items using terms that describe the nature and function of these items in future
       filings rather than "extraordinary" as that term is presented in IAS 1.

2. Accounting Policies and Measurement Bases, page F-20

g) Impairment of financial assets, page F-40

21.   Please revise your disclosure on page F-41 in future filings to provide a summary of the
       factors considered when determining that a loan is individually significant for the
       purposes of assessing impairment.

22.   You disclose on page F-43 that when the recovery of any recognized amount is
       considered unlikely, the amount is written off. We also note your disclosures elsewhere
       in the filing that indicate the Bank of Spain requires Spanish banks to charge-off non-
       performing assets four years after they are classified as non-performing. Please revise
       your disclosure in future filings to clarify the factors you consider in concluding recovery
       is remote, and clarify whether you have an established threshold in terms of days past due
       beyond which you partially or fully write-off financial assets, and whether such policy
       differs by financial asset or loan type or jurisdiction.

j) Reinsurance assets and Liabilities under insurance contracts, page F-44

23.   Please tell us and revise future filings to disclose which generally accepted accounting principles (e.g., Spanish, U.S., etc.) you look to in developing your accounting policy for your insurance activities. Please ensure your response addresses how this developed policy complies with the guidance and principles outlined in paragraphs 10-12 of IAS 8 and paragraph 14 of IFRS 4.

6. Loans and advances to credit institutions, page F-90

24.   Please revise your disclosure in future filings to clarify the nature of your loans held for trading and at fair value through profit or loss. Specifically, address the business purpose(s) for designating these loans at fair value (i.e., to eliminate an accounting mismatch due to hedging or to facilitate your accounting for the sale of non-performing loans or other types of loans or portfolios) and address the differences in the characteristics of these portfolios as compared to your loans recorded at amortized cost. Refer to paragraph B5 of IFRS 7.

10. Loans and advances to customers, page F-96

b) Breakdown, page F-97

25.   Please revise your disclosure in future filings to more clearly describe the nature and key characteristics of your "other term loans" within your portfolio.

25. Provisions, page F-122

e) Legal proceedings, page F-132

26.   You disclose on page F-138 that, in the periods presented, you have recognized provisions that reasonably cover any liabilities that might arise from these tax-related and non-tax-related proceedings and that the total amount of payments you made arising from litigation is not material to your consolidated financial statements. Please address the following:

 • If true, please revise your future filings to more clearly confirm that you believe the ultimate conclusion of any of the proceedings to which you are a party will not have a "material" adverse effect on your results of operations, cash flows, or financial position.

 • Regarding your contingent liabilities, revise future filings to also disclose the uncertainties relating to the amount or timing of any outflow. Refer to paragraph 86(b) of IAS 37.

- Paragraphs 25-26 of IAS 37 indicate that except in "extremely rare" cases, a registrant would be able to determine a range of possible outcomes and thereby make an estimate of the obligation that is sufficiently reliable to use in recognizing the provision. Please revise your disclosure in future filings to confirm, if true, that provisions have been recognized in cases where you were able to "reliably estimate" the obligation.

34. Other equity instruments and Treasury shares, page F-150

27. We note that you entered into an agreement with Qatar Holding in October 2010 and accounted for the bonds mandatorily exchangeable for shares of Banco Santander Brasil partially as a marketable debt security at amortized cost and partially as an equity instrument. Please clarify whether you are accounting for the equity conversion feature as an embedded derivative. If not, please tell us the factors considered when concluding that the terms of these instruments met the criteria of paragraph 16 of IAS 32. Please also clarify whether you determined the present value component of the interest payments using the coupon rate, and tell us how you concluded that the coupon rate was consistent with a market rate for similar instruments without the conversion feature. Refer to paragraph 32 of IAS 32.

36. Derivatives – Notional amounts and market values of trading and hedging…, page F-153

28. We note your tabular disclosure on page F-154 that includes the cumulative credit risk exposure, by financial derivative. It is unclear how these amounts relate to either the notional amount of the derivative contracts or the fair value of such contracts recorded in your financial statements. Please revise your disclosure in future filings to clarify the nature of the amounts in this table, and reconcile this table with the amounts presented in the table on page F-153. For example, please clarify whether this disclosure presents the net positions as a result of offsetting or combining them.

49. Gains/(losses) on disposal of assets not classified as non-current assets held…, page F-172

29. You recorded a EUR 1.499 billion gain on the initial public offering of Banco Santander Brasil in October 2009, and we note from your disclosure on page 26 that the free float of Santander Brasil rose to approximately 16.45%. Please tell us why you recorded a gain on this transaction in light of the guidance in paragraph 30 of IAS 27, since it does not appear that you experienced a loss of your controlling interest.

3.5 Credit risk cycle, page F-196

D. Risk Monitoring and Control, page F-197

Credit risk exposure in Spain, page F-198

c. Financing granted for construction and property development for real estate…, page F-199

30.   We note that the amount of excess of these loans over the collateral value exceeds the related specific allowance. Please revise your future filings to discuss the reasons for these trends, and clarify whether these loans are evaluated individually or collectively. If they are individually evaluated, in light of the adverse classification of many of these loans, please tell us how you considered the guidance in paragraph AG84 of IAS 39 when determining the appropriate amount of specific allowances for these loans.

d. Acquired and foreclosed assets, page F-201

31.   We note your disclosure that one of the mechanisms employed in Spain to ensure the efficient management of the portfolio is the purchase and foreclosure of property assets and that acquisition is an efficient tool as compared to the use of legal proceedings for various reasons. Please revise to disclose in future filings how you account for the acquisition of these properties upon settlement of the related loan. Clarify whether they are recorded at fair value and how you account for any difference between the carrying value of the loan and the amount at which the acquired property is recorded. Additionally, address how you determine the purchase price of the properties and whether that differs from fair value.

55. Other Disclosures, page F-277

55.1 Consolidated financial statements, page F-227

32.   It appears that you have excluded a portion of the amounts reported in "cash and due from banks" on your Condensed Balance Sheet (Parent company only) from your Condensed Cash Flow Statements (Parent company only). We also note that you include "Cash and balances with central banks" in your Consolidated Statements of Cash Flows. Please tell us why you include cash equivalents at central banks within your Consolidated Statements of Cash Flows and exclude due from banks within your Parent Company Only Condensed Cash Flow Statements. Please specifically address any differences in the nature of these amounts at the consolidated level as compared to the parent company only level.

33.   Please revise your disclosure in future filings to state which of the methods described in paragraph 38 of IAS 27 you utilize to account for your investments in subsidiaries, jointly

controlled entities, and associates within your parent company's individual financial statements. Refer to paragraph 43 of IAS 27.

34.   Please revise your individual parent company financial statements in future filings to separately state the following in accordance with Rule 9-06 of Regulation S-X:

- your investment in and indebtedness of and to bank subsidiaries and nonbank subsidiaries; and

- cash dividends received from bank and nonbank subsidiaries.

Exhibit I, page F-244

Exhibit II, page F-270

35.   We note that the financial information you disclose for some of your subsidiaries within Exhibit I and your associates and jointly controlled entities within Exhibit II is as of a date prior to December 31, 2010. Please tell us why this information is not more current, and revise your disclosure in future filings to address the following:

- whether the financial information incorporated into your consolidated financial statements for your investments in these entities is as of a date prior to your most recent fiscal year end,

- the reason for using a different period than your fiscal year end;

- how you consider outdated information in your valuation of these investments at each reporting period; and

- whether you receive interim updates.

Refer to paragraphs 25 and 37(e) of IAS 28.

Form 6-K filed August 1, 2011

36.   We note your disclosure on page 11 that indicates you expect that your transaction with Zurich Financial Services will result in a $1,200 million capital gain, and that such transaction is currently in the process of being reviewed by various regulators. Please tell us how you plan to account for this transaction, including whether you will record a gain on sale in the income statement and the timing of such gain, if recorded. In your response, please address whether you consider this new entity to be a jointly controlled entity, and if so, how you considered paragraph 5 of SIC 13 in determining whether to record a gain.

Highlights of the Period, page 6

Income Statement, page 6

37.   We note your disclosure regarding your accrual related to remediation of PPI claims. Please address the following:

- Given the materiality of the provision to your net income during the current period, please revise future filings to disclose the methodology used to determine the amount of the PPI settlement claim liability to record in your financial statements, along with a discussion of the significant inputs used. Please discuss the most significant assumptions and what may cause those assumptions to change.

- Tell us whether you recorded any provision relating to the PPI claim settlement liability in your December 31, 2010 financial statements. If not, please tell us why not, and include a discussion of how you considered both the FSA initial requirement that the measures be implemented by December 31, 2010 and the judicial review initiated in October of 2010.

- For the purposes of disclosing continuing trends in your estimate, please consider providing a rollforward of both the number and amount of claims received, claims in process, new claims during the year, settled claims during the year, and the ending balance of outstanding PPI claims.

- Please clarify whether for purposes of remediation you are canceling existing policies with the customers, or whether you are providing them with a monetary settlement such that the policies remain in full force. To the extent that the policies are terminated as part of your settlement estimates, please tell us whether you estimated any effect on your insurance liability balances. Additionally, as part of your response, please tell us how much of your provision relates to expected administrative expenses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Staci Shannon at (202) 551-3374 or Rebekah Lindsay, Accounting Reviewer, at (202) 551-3303 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Sebastian Gomez Abero, Special Counsel, at (202) 551-3578 with any other questions.

Sincerely,

/s/ Sebastian Gomez Abero for

Suzanne Hayes
Assistant Director